UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Commission file number: 000-20931

Ventana Medical Systems, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	94-2976937
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification Number)

1910 E. Innovation Park Drive, Tucson, Arizona 85755
(Address of principal executive offices and zip code)

(520) 887-2155
(Registrant’s telephone number, including area code)

Ventana Medical Systems, Inc.
1910 East Innovation Park Drive
Tucson, Arizona 85755
(520) 887-2155

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement (this “Information Statement”) pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder is being mailed on or about January 30, 2008 to the stockholders of Ventana Medical Systems, Inc., a Delaware corporation (“Ventana” or the “Company”), with respect to the tender offer by Rocket Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Roche (as defined below), pursuant to which Purchaser has offered to buy all outstanding shares of Ventana common stock, par value $0.001 per share (“Company Common Stock”), together with any associated preferred stock purchase rights (the “Rights”) issued pursuant to the Rights Agreement, dated as of May 6, 1998, between Ventana and Wells Fargo Bank, N.A. (as successor to Norwest Bank Minnesota, N.A.), as amended as of January 21, 2008. Unless the context requires otherwise, all references to Company Common Stock in this Information Statement include the Rights.

This Information Statement further supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed by the Company with the Securities and Exchange Commission (the “SEC”) on January 25, 2008 and mailed to holders of Company Common Stock (“Company Stockholders”) on or about January 28, 2008.

Unless the context indicates otherwise, in this Information Statement, the terms “us,” “we” and “our” refer to the Company.

You are receiving this Information Statement in connection with the possible election or appointment of persons designated by Roche Holdings, Inc., a Delaware corporation (“Roche”), to at least a majority of the seats on the board of directors of the Company (the “Board of Directors” or the “Board”). Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of January 21, 2008 (the “Merger Agreement”), among Roche, Purchaser and the Company. All descriptions of the Merger Agreement in this Information Statement are qualified in their entirety by reference to the complete text of the Merger Agreement. A copy of the Merger Agreement has been filed with the SEC as an exhibit to the Current Report on Form 8-K filed by the Company on January 22, 2008.

On June 27, 2007, Purchaser commenced a cash tender offer to purchase all of the outstanding shares of Company Common Stock at a price of $75.00 per share, net to the seller in cash, upon the terms and conditions set forth in the Offer to Purchase dated June 27, 2007 and the related Letter of Transmittal (which, together with any amendments or supplements thereto made on or prior to the execution of the Merger Agreement, collectively constitute the “Initial Offer;” the Initial Offer, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Initial Offer is described in a Tender Offer Statement on Schedule TO filed with the SEC on June 27, 2007 by Roche Holding Ltd, a joint stock company organized under the laws of Switzerland (“Roche Holding”), and Purchaser.

Such Schedule TO indicated that the Initial Offer was the first step in Purchaser’s plan to acquire all of the outstanding shares of Company Common Stock. Purchaser intended, as soon as practicable after consummation of the Initial Offer, to seek to have the Company complete a second-step merger with Purchaser. Pursuant to the terms of the second-step merger, each share of Company Common Stock (other than shares of Company Common Stock held by the Company, any subsidiary of the Company, Roche, any subsidiary of Roche or any Company Stockholder who properly perfects appraisal rights under the Delaware General Corporation Law (the “DGCL”)) would have been converted into the right to receive an amount in cash per share of Company Common Stock equal to the price per share of Company Common Stock paid in the Initial Offer.

On January 21, 2008, the Company, Roche and Purchaser entered into the Merger Agreement. Under the Merger Agreement, Purchaser agreed to amend the terms and conditions of the Initial Offer by (a) increasing the price to be paid per share of Company Common Stock from $75.00, as provided in the Initial Offer, to $89.50 per share of Company Common Stock and (b) amending certain terms and conditions of the Initial Offer (the Initial Offer, as so amended pursuant to the Merger Agreement, the “Revised Offer”).

The Revised Offer is being made pursuant to the Merger Agreement. The Merger Agreement provides that, following consummation of the Revised Offer and subject to the terms and conditions contained in the Merger Agreement, including, if required by law, obtaining the necessary vote of Company Stockholders in favor of the adoption of the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”), and each outstanding share of Company Common Stock (other than shares of Company Common Stock held by the Company, any subsidiary of the Company, Roche, any subsidiary of Roche (including Purchaser) or any Company Stockholder who properly perfects appraisal rights under the DGCL) will be converted into the right to receive an amount in cash equal to $89.50, net to the seller in cash. Notwithstanding the foregoing, in the event that Roche, Purchaser or any other affiliate of Roche acquires at least 90% of the outstanding shares of Company Common Stock pursuant to the Revised Offer and the Merger may be effected pursuant to Section 253 of the DGCL, the parties to the Merger Agreement have agreed to take all necessary and appropriate action to cause the Merger to become effected, without a meeting of Company Stockholders, in accordance with the DGCL, as soon as practicable following the date on which shares of Company Common Stock are first accepted for payment by Purchaser (the “Acceptance Date”).

Following the consummation of the Merger, the Company will continue as the surviving corporation (the Company, as the surviving corporation after the Merger, the “Surviving Corporation”) and will be an indirect wholly owned subsidiary of Roche.

The Merger Agreement provides that, upon the acceptance for payment of any shares of Company Common Stock pursuant to the Offer, Roche is entitled to designate the number of directors, rounded up to the next whole number, on the Board of Directors that equals the product of:

•	the total number of directors on the Board of Directors (giving effect to the election of any additional directors pursuant to the Merger Agreement) and

•	the percentage that the number of shares of Company Common Stock beneficially owned by Roche and its affiliates (including shares of Company Common Stock accepted for payment) bears to the total number of shares of Company Common Stock outstanding.

Pursuant to the Merger Agreement, the Company is required to use its reasonable best efforts to take all action necessary to cause the designees of Roche (“Roche Designees”) to be elected or appointed to the Board of Directors. At such time, the Company is also required under the Merger Agreement to use its reasonable best efforts to cause Roche Designees to constitute the number of members, rounded up to the next whole number, on (A) each committee of the Board of Directors and (B) each board of directors of each subsidiary of the Company (and each committee thereof) that, in each case, represents the same percentage as such Roche Designees represent on the Board of Directors.

Notwithstanding the foregoing, the Merger Agreement provides that, following the election or appointment of Roche Designees and until the effective time of the Merger (the “Effective Time”), the Board of Directors must at all times include at least three Continuing Directors (as defined below), and each committee of the Board of Directors and the board of directors of each subsidiary of the Company must include at least one Continuing Director. “Continuing Director” means a person who is a member of the Board of Directors as of the date of the Merger Agreement or a person selected by the Continuing Directors then in office. The Merger Agreement provides that, if the number of Continuing Directors is reduced to below three prior to the Effective Time, any remaining Continuing Directors will be entitled to fill such vacancy by designating a person who is not an officer, director, stockholder or designee of Roche or any of its affiliates. If, prior to the Effective Time, no Continuing Directors remain, the other directors are required under the Merger Agreement to fill such vacancies by designating persons who are not officers, directors, stockholders or designees of Roche or any of its affiliates.

The Merger Agreement further provides that, following the election or appointment of Roche Designees and until the Effective Time, the approval of a majority of the Continuing Directors will be required to authorize:

(i) any amendment or termination of the Merger Agreement by the Company,

(ii) any agreement between the Company and any of its subsidiaries, on the one hand, and Roche, Purchaser or any of their respective affiliates (other than the Company and its subsidiaries), on the other hand,

(iii) the taking of any action by the Company or any of its subsidiaries that would prevent or would materially delay the consummation of the Merger,

(iv) any extension of time for performance of any obligation or action under the Merger Agreement by Roche or Purchaser, or

(v) any waiver of any of the Company’s rights or remedies under the Merger Agreement.

The Company’s obligations to appoint Roche Designees to the Board of Directors are subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with DGCL, the directors of Purchaser at the Effective Time will be the directors of the Surviving Corporation and the officers of the Company at the Effective Time will be the officers of the Surviving Corporation.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of the Roche Designees to the Board of Directors.

YOU ARE URGED TO READ THIS ENTIRE INFORMATION STATEMENT CAREFULLY. PLEASE NOTE THAT WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY COMPANY STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

The information contained in this Information Statement concerning Roche, Purchaser and Roche Designees has been furnished to us by Roche, and the Company assumes no responsibility for the accuracy or completeness of such information.

ROCHE DESIGNEES

Roche has informed the Company that Roche will select the Roche Designees from among the following directors and executive officers of Roche Holding and its subsidiaries. The following table sets forth certain information with respect to such individuals (including age as of the date hereof, current principal occupation or employment and five-year employment history). The business address of each person listed below is c/o F. Hoffmann-La Roche Ltd at Grenzacherstrasse 124, CH-4070 Basel (Switzerland), and the telephone number of each person listed below is +41-61-688-1111, except for Frederick Kentz whose business address is 340 Kingsland Street, Nutley, New Jersey 07110 and whose telephone number is 973-235-5000 and Steve Oldham whose business address is 9115 Hague Road, Indianapolis, Indiana 46250 and whose telephone number is 317-521-2000.

		Current Principal Occupation or Employment and
Name	Age	Five-Year Employment History

Peter Eisenring	46	Mr. Eisenring has been Head of the Tax and Insurance Group of F. Hoffmann-La Roche Ltd. since November 1999.
Dr. Gerd Grenner	59	Mr. Grenner has served as Chief Technology Officer of the Diagnostics Division of F. Hoffmann-La Roche since 1998.

		Current Principal Occupation or Employment and
Name	Age	Five-Year Employment History

Christian J. Hebich	40	Mr. Hebich has been Head of Diagnostics Finance and Services at F. Hoffman-La Roche AG since 2004. Prior to that, Mr. Hebich was General Manager at Roche Diagnostics International Ltd. from 2001 to 2004.
Frederick C. Kentz, III	55	Mr. Kentz has been vice-president and general counsel of Hoffman-La Roche Inc. since 1995.
Dr. Andreas Knierzinger	53	Mr. Knierzinger has been Group Treasurer of F. Hoffmann-La Roche Ltd. since 2003. Prior to that he served as Head of the Corporate Development from 1999 to 2002.
Dr. Beat C. Kraehenmann	50	Mr. Kraehenmann has been Deputy Director of the Corporate Legal Department at F. Hoffmann-La Roche Ltd. since before 2000. He has also served from November 2000 to July 2003 as Secretary and from February 2001 to July 2003 as Member of the Board of Directors of Basilea Pharmaceutica Ltd.
Steve E. Krognes	40	Mr. Krognes has been Head of Mergers and Acquisitions since January 2004. Prior to that, Mr. Krognes was Director of Mergers and Acquisitions of Danske Bank in Copenhagen, Denmark, from July 2002 to December 2003. From April 2000 to July 2002, Mr. Krognes was with Pylonia Ventures, a Norwegian venture investments company, where he was a Director from April 2000 to July 2002. Prior to that, Mr. Krognes was a consultant at McKinsey, a global consulting firm, in London, U.K.
Dr. Bruno G. Maier	62	Mr. Maier has been Head of Corporate Law at F. Hoffmann-La Roche Ltd. since May 1997.
Steve O. Oldham	56	Mr. Oldham has served as Chief Legal Counsel of Roche Diagnostics Corporation and Roche Diagnostics Operations, Inc. since 1992 and Chief Ethics Officer since 2006.
Dr. Claus-Joerg Ruetsch	55	Mr. Ruetsch has served as Deputy Director of F. Hoffmann-La Roche Ltd. since January 2000.
Robert Yates	49	Mr. Yates has served as Head of Global Business Development Diagnostics at F. Hoffmann-La Roche Ltd. since 2003. From 1997 to 2003, Mr. Yates served as Senior Vice President of Operations at Roche Diagnostics Corporation.

Roche has informed the Company that each of the individuals listed above has consented to act as a director, if so designated. If necessary, Roche may choose additional or other designees, subject to the requirements of Rule 14f-1 of the Exchange Act.

None of the persons listed above is currently a director of, or holds any position with, the Company. Roche has advised the Company that none of the persons listed above or any of their affiliates (i) has a familial relationship with any director or executive officer of the Company or (ii) has been involved in any transaction with the Company or any of its directors, officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Roche has advised the Company that none of the persons listed above during the past five years, has (i) been a party to federal bankruptcy law or state insolvency law proceedings, whereby a petition was filed by or against such person or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, (ii) been convicted in a criminal proceeding (excluding traffic misdemeanors) or (iii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order with respect to engaging in any type of business practice or enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or federal commodities laws, or a finding of any violation of federal or state securities laws.

CERTAIN INFORMATION CONCERNING VENTANA

The authorized capital stock of Ventana consists of 100,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, par value $0.001 per share. As of the close of business on January 20, 2008, there were 34,844,346 shares of Company Common Stock outstanding and no shares of preferred stock outstanding. The Board of Directors currently consists of nine members.

Only the holders of shares of Company Common Stock are entitled to vote at a meeting of Company Stockholders. Each share of Company Common Stock entitles the record holder to one vote on all matters submitted to a vote of Company Stockholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF VENTANA

Set forth below are the name, age and position of each director and executive officer of Ventana as of January 29, 2008.

Class I Directors	Term of Office: 2006-2009

Mark Miller (Age 52) Chairman of the Compensation Committee and Member of the Nominating & Governance Committee	Mr. Miller has served as a director of Ventana since January 2001. Mr. Miller has been the President and Chief Executive Officer and a director of Stericycle, Inc. since May 1992. Prior to joining Stericycle, Inc., Mr. Miller served as Vice President, Pacific/Asia/Africa for the International Division of Abbott Laboratories, which he joined in 1977 and where he held a number of management and marketing positions. Mr. Miller holds a B.S. in Computer Science from Purdue University, where he graduated Phi Beta Kappa.

James Weersing (Age 69) Member of the Compensation Committee	Mr. Weersing has served as a director of Ventana since October 1994. Mr. Weersing is President of JRW Technology, a consulting firm. Mr. Weersing also serves on the boards of Microlin, Inc. and Shunt Power Company. Mr. Weersing holds a B.S. in Mechanical Engineering and an M.B.A. from Stanford University.

Class II Directors	Term of Office: 2007-2010

Rod Dammeyer (Age 67) Chairman of the Audit Committee	Mr. Dammeyer has served as a director of Ventana since August 2003. Mr. Dammeyer is the President of CAC, LLC, a private company providing capital investment and management advisory services, is a retired Vice Chairman of Anixter International, where he served from 1985 until February 2001, and is a retired managing partner of corporate investments of Equity Group Investments, where he served from 1995 until June 2000. Mr. Dammeyer serves as a director of Quidel Corporation, GATX Corporation, and Stericycle, Inc. and as a trustee of Van Kampen Investments and The Scripps Research Institute. He holds a B.S. in Accounting from Kent State University and has been a certified public accountant.

Edward Giles (Age 72) Member of the Audit Committee	Mr. Giles has served as a director of Ventana since September 1992. Mr. Giles has served as Chairman Emeritus of The Vertical Group, a venture capital investment firm, since January 1989 and also serves on the boards of Metabolix, Inc. and Tepha, Inc. Mr. Giles was previously President of F. Eberstadt & Co., a securities firm. Mr. Giles holds a B.S. in Chemical Engineering from Princeton University and an M.S. in Industrial Management from the Massachusetts Institute of Technology.

Christopher Gleeson (Age 58)	Mr. Gleeson became President and Chief Executive Officer and a director of Ventana in May 1999. He joined Ventana in March 1999 as Executive Vice President and Chief Operating Officer. Prior to joining the Company, Mr. Gleeson was Senior Vice President of Bayer Diagnostics, General Manager of the U.S. Commercial Operations for Chiron Diagnostics and prior to that, the founder, owner, and Managing Director of Australian Diagnostics Corporation, a leading diagnostics distributor in Australia.

Class III Directors	Term of Office: 2005-2008

Thomas Brown (Age 60) Member of the Compensation Committee	Mr. Brown has served as a director of Ventana since July 2004. Mr. Brown serves on the boards of Quidel Corporation and Cepheid and is Vice Chairman of the Condell Medical Center. He is a retired Senior Vice President, President Diagnostics Division of Abbott Laboratories, which he joined in 1974 and where he held a number of management positions. Mr. Brown holds a B.A. from State University of New York at Buffalo.
Thomas Grogan, M.D. (Age 62)	Dr. Grogan is the founder of Ventana and is Chairman Emeritus and Senior Vice President, Medical Affairs of Ventana. He has served as a director since the founding of the Company in June 1985 and was Chairman of the Board of Directors from June 1985 to November 1995. He is a professor of pathology at the University of Arizona, College of Medicine, where he has taught since 1979. He holds a B.A. in Biology from the University of Virginia and an M.D. from the George Washington School of Medicine. Dr. Grogan also completed a post-doctorate fellowship at Stanford University.

John Patience (Age 60) Vice Chairman of the Board of Directors and Member of the Compensation and Nominating & Governance Committees	Mr. Patience has served as a director of Ventana since 1989 and as Vice Chairman since January 1999. Since April 1995, Mr. Patience has been a partner in Crabtree Partners, a Chicago-based venture capital investment firm. Mr. Patience was previously a partner of a venture capital investment firm that provided the Company with its early funding. Mr. Patience was also previously a partner in the consulting firm of McKinsey & Co., specializing in health care. He is currently a director of Stericycle, Inc. Mr. Patience holds a B.A. in Liberal Arts, an L.L.B. from the University of Sydney, Australia, and an M.B.A. from the University of Pennsylvania’s Wharton School of Business.

Jack Schuler (Age 67) Chairman of the Board of Directors, Chairman of the Nominating & Governance Committee, and Member of the Audit Committee	Mr. Schuler has served as a director of Ventana since April 1991 and as Chairman of the Board of Directors since November 1995. Mr. Schuler has been Chairman of the board of directors of Stericycle, Inc. since March 1990. Mr. Schuler is also a partner in Crabtree Partners, a Chicago-based venture capital investment firm. Mr. Schuler held various executive positions at Abbott Laboratories from December 1972 through August 1989, most recently serving as President and Chief Operating Officer. He is currently a director of Quidel Corporation and Medtronic, Inc. Mr. Schuler holds a B.S. in Mechanical Engineering from Tufts University and an M.B.A. from Stanford University.

Executive Officers

Hany Massarany (Age 46)	Mr. Massarany joined Ventana in July 1999 and is currently Executive Vice President and Chief Operating Officer. Prior to joining Ventana, Mr. Massarany held management positions with Bayer Diagnostics and Chiron Diagnostics. Mr. Massarany holds a B.S. from Monash University and an M.B.A. from the University of Melbourne, both in Australia.

Lawrence L. Mehren (Age 41)	Mr. Mehren joined Ventana in April 2007 and is currently Senior Vice President, Chief Financial Officer and Corporate Secretary. From 2000 until joining Ventana, Mr. Mehren was Managing Director, Head of Life Sciences with P&M Corporate Finance. From 1995 to 2000, Mr. Mehren held various management positions with Gale, a division of The Thomson Corporation, most recently as Director of New Business Development. Mr. Mehren holds a B.A. in Political Science from the University of Arizona and an M.B.A. from Northwestern University’s Kellogg School of Management.

Mark D. Tucker (Age 54)	Mr. Tucker joined Ventana in April 2005 and is currently Senior Vice President, General Counsel. From 1978 to 2004, Mr. Tucker held positions in the Legal Departments of the Dow Chemical Company and several of its affiliates. From 2004 until joining Ventana, Mr. Tucker served as an outside legal consultant to Union Carbide Corporation, a Dow Chemical subsidiary. Mr. Tucker holds a B.A. in Social Science from Michigan State University, where he graduated Phi Beta Kappa, and a J.D. from Duke University.

ABOUT CORPORATE GOVERNANCE AND THE BOARD OF DIRECTORS
AND ITS COMMITTEES

The Board of Directors	We are governed by a Board of Directors and various committees of the Board of Directors that meet throughout the year. The Board of Directors has nine members, all of whom, with the exception of Christopher Gleeson and Dr. Thomas Grogan, have been determined to be independent under the listing standards of Nasdaq. The Board of Directors held 17 meetings in 2007, and no director attended fewer than 75% of the total number of meetings of the Board of Directors held in 2007. The responsibility of the directors extends throughout the year at Board of Directors and committee meetings and informal conferences and communications regarding our business. Ventana does not have a formal policy regarding attendance by the members of the Board of Directors at our annual meetings of Company Stockholders. However, all members of the Board of Directors are expected to attend annual meetings, and all members did attend the 2007 annual meeting of Company Stockholders.
Committees of the Board of Directors	The Board of Directors has three principal committees: the Audit Committee (established in accordance with Section 3(a)(58)(A) of the Exchange Act), the Compensation Committee, and the Nominating & Governance Committee. The function of each of these committees, the current membership, and the number of meetings held during 2007 are described below. Current copies of the charters of each of the Audit Committee, the Compensation Committee and the Nominating & Governance Committee are available online at the Company’s website: www.ventanamed.com.

Audit Committee	The Audit Committee operates under a written charter approved by the Board of Directors. All members of the Audit Committee are “independent” as that term is defined under Rule 4200(a)(15) promulgated by the National Association of Securities Dealers, and all members of the Audit Committee other than Jack Schuler are “independent” as that term is defined in Exchange Act Rule 10A-3(b)(1)(i) promulgated by the SEC. Rod Dammeyer is the Audit Committee’s designated financial expert. Information about Mr. Dammeyer’s business and educational experience is included in this Information Statement under the caption “Current Directors and Executive Officers of Ventana.”
The Audit Committee annually reviews matters primarily related to financial controls and the audit of our operations. This review includes, but is not limited to:
• Discussions of the findings of the independent registered public accounting firm that result from the audit and certification of our financial statements;

•   Discussions of the accounting principles used for corporate and tax reporting purposes, including actual or impending changes in financial accounting requirements that may have a material effect on our business;

• Reviews of the adequacy of financial and accounting controls, including the scope and performance of the internal auditing function; and
• Reviews of recommendations made by the independent registered public accounting firm for changes in policies or practices.
The Audit Committee recommends an independent registered public accounting firm to conduct our audit for the coming year.
In May 2007, the Board of Directors elected Rod Dammeyer, Edward Giles, and Jack Schuler to the Audit Committee. The Audit Committee held five meetings during 2007, with all members present at all meetings.
Compensation Committee	The Compensation Committee operates under a written charter approved by the Board of Directors. The Compensation Committee has three primary functions. First, it reviews annually the performance of the principal executive officers, reporting the results of this review and recommending to the Board of Directors compensation packages for these officers. Second, the Compensation Committee reviews compensation to outside directors for service on the Board of Directors and for service on committees of the Board of Directors. Finally, the Compensation Committee reviews the level and extent of applicable benefits we provide to NEOs (as defined on page 12) with respect to travel, insurance, health and medical coverage, stock options, and other stock plans and benefits.
In May 2007, the Board of Directors elected Thomas Brown, Mark Miller, John Patience, and James Weersing to the Compensation Committee. The Compensation Committee held six meetings in 2007, and no member of the Compensation Committee attended fewer than 75% of the total number of meetings of the Compensation Committee held in 2007.
Nominating & Governance Committee	The Nominating & Governance Committee operates under a written charter approved by the Board of Directors. The Nominating & Governance Committee is responsible for the development of general criteria regarding the qualifications and selection of the Board of Directors. In addition, the Nominating & Governance Committee recommends candidates to serve on the Board of Directors, recommends committee membership and committee chairpersons, and evaluates the performance of the Board of Directors and its committees.

In May 2007, the Board of Directors elected Mark Miller, John Patience, and Jack Schuler to the Nominating & Governance Committee. The Nominating & Governance Committee held one meeting in 2007, with all members present.
The Nominating & Governance Committee considers suggestions from many sources, including stockholders, regarding possible candidates for director. Stockholders who wish to propose nominations for directors for consideration at the annual meeting of Ventana Stockholders may do so in accordance with the procedures described on page 27.
The Nominating & Governance Committee does not have a formal policy with regard to the minimum qualifications required to be met by a candidate for the committee to recommend the candidate to the Board of Directors or with regard to the process for identifying and evaluating potential candidates.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known to us with respect to beneficial ownership of Company Common Stock as of January 20, 2008, by (i) each stockholder that we know is the beneficial owner of more than 5 percent of the outstanding shares of Company Common Stock, (ii) each director and nominee for director of the Company, (iii) each of the NEOs (as defined on page 12), and (iv) all executive officers and directors of the Company as a group. We have relied exclusively upon information provided to us by our directors and executive officers and copies of documents sent to us that have been filed with the SEC by others for purposes of determining the number of shares of Company Common Stock each person beneficially owns. Beneficial ownership is determined in accordance with the rules and regulations of the SEC and generally includes those persons who have voting or investment power with respect to the securities. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Company Common Stock beneficially owned by them. Percentage ownership in the table below is based on 34,844,346 shares of Company Common Stock outstanding as of January 20, 2008. Shares of Company Common Stock subject to options that are exercisable within 60 days after January 20, 2008 are also deemed outstanding for purposes of calculating the percentage ownership of each person who holds options to purchase Company Common Stock, but are not treated as outstanding for the purpose of calculating the percentage ownership of any other person. Unless otherwise indicated, the address for each stockholder listed in the table is 1910 East Innovation Park Drive, Tucson, Arizona 85755.

		Percent of
	Number of	Common
Name and Address of Beneficial Owner	Shares	Shares

Jack Schuler(1)	3,568,126	10.24%
Artisan Partners LP(2)	2,874,475	8.25%
875 East Wisconsin Avenue
Milwaukee, WI 53202
Oracle Investment Management, Inc.(3)	2,722,757	7.81%
200 Greenwich Avenue
Greenwich, CT 06830
Deutsche Bank AG(4)	2,089,314	6.00%
c/o Deutsche Bank Securities, Inc.
60 Wall Street
New York, NY 10005
John Patience(5)	1,975,135	5.67%
Chris Gleeson†(6)	609,791	1.75%
Ed Giles†(7)	345,660	*
Tom Grogan†(8)	258,941	*

		Percent of
	Number of	Common
Name and Address of Beneficial Owner	Shares	Shares

Hany Massarany†(9)	212,064	*
James Weersing†(10)	198,631	*
Mark Miller†(11)	168,551	*
Thomas Brown†(12)	46,968	*
Rodney Dammeyer†(13)	36,193	*
Mark Tucker†(14)	33,423	*
Nicholas Malden	15,949	*
Lawrence Mehren†	—	*
All Directors and Officers as a group (13 persons)	7,469,432

*	Less than 1%

†	Each of the Company’s directors and executive officers other than John Patience and Jack Schuler (collectively, the “Tendering Stockholders”) entered into a Stockholder Tender and Support Agreement, dated as of January 21, 2008 (the “Support Agreement”), with Roche, pursuant to which each Tendering Stockholder agreed, among other things, to tender all shares of Company Common Stock beneficially owned by him pursuant to the Offer, to vote such shares in favor of the adoption of the Merger Agreement at any meeting of Company Stockholders and to grant to Roche an irrevocable proxy to vote such shares in favor of the Merger Agreement. Each Tendering Stockholder may withdraw his shares from the Offer or revoke his proxy only if the Support Agreement is terminated in accordance with its terms. The foregoing summary is qualified in its entirety by reference to the Support Agreement, which has been filed with the SEC as Exhibit (a)(33) to the Schedule 14D-9.

(1)	Includes 563,239 shares issuable upon the exercise of options to purchase Company Common Stock exercisable on or prior to March 20, 2008, held by Mr. Schuler; 12,500 shares held in the name of Mr. Schuler’s wife; 227,305 shares beneficially owned by the Schuler Family Foundation, of which Mr. Schuler serves as Chairman; and 441,074 shares held collectively in trust for the benefit of his adult children, with Mr. Schuler serving as Trustee.

(2)	Based on the Form 13F filed with the SEC by Artisan Partners LP on November 13, 2007 with respect to shares of Company Common Stock beneficially owned as of September 30, 2007.

(3)	Based on the Form 13F filed with the SEC by Oracle Investment Management, Inc. on November 14, 2007 with respect to shares of Company Common Stock beneficially owned as of September 30, 2007.

(4)	Based on the amendment to Schedule 13D filed with the SEC by Deutsche Bank AG and Deutsche Bank Securities Inc. on January 14, 2008 with respect to shares of Company Common Stock beneficially owned as of January 10, 2008.

(5)	Includes 693,239 shares issuable upon the exercise of options to purchase Company Common Stock exercisable on or prior to March 20, 2008, held by Mr. Patience, as well as 9,600 shares held in the name of Mr. Patience’s wife. Mr. Patience has advised the Company that he has pledged 1,272,296 of the shares of Company Common Stock beneficially owned by him as security for a line of credit.

(6)	Includes 529,580 shares issuable upon the exercise of options to purchase Company Common Stock exercisable on or prior to March 20, 2008, held by Mr. Gleeson.

(7)	Includes 114,578 shares issuable upon the exercise of options to purchase Company Common Stock exercisable on or prior to March 20, 2008, held by Mr. Giles. Also includes 114,750 shares beneficially owned by Edward Giles IRA and 20,000 shares beneficially owned by the Giles Family Trust.

(8)	Includes 191,830 shares issuable upon exercise of options to purchase Company Common Stock exercisable on or prior to March 20, 2008, held by Dr. Grogan.

(9)	Includes 184,432 shares issuable upon exercise of options to purchase Company Common Stock exercisable on or prior to March 20, 2008, held by Mr. Massarany.

(10)	Includes 80,063 shares issuable upon the exercise of options to purchase Company Common Stock exercisable on or prior to March 20, 2008, held by Mr. Weersing, and 118,568 shares beneficially owned by James Weersing and Mary Weersing, Trustees of the Weersing Family Trust U/D/T dated April 24, 1991.

(11)	Includes 127,751 shares issuable upon exercise of options to purchase Company Common Stock exercisable on or prior to March 20, 2008, held by Mr. Miller.

(12)	Represents 46,968 shares issuable upon the exercise of options to purchase Company Common Stock exercisable on or prior to March 20, 2008, held by Mr. Brown.

(13)	Represents 36,193 shares issuable upon the exercise of options to purchase Company Common Stock exercisable on or prior to March 20, 2008, held by Mr. Dammeyer.

(14)	Includes 21,600 shares issuable upon the exercise of options to purchase Company Common Stock exercisable on or prior to March 20, 2008, held by Mr. Tucker.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction and Summary

The Compensation Discussion and Analysis (“CD&A”) is intended to provide our stockholders information about the compensation we paid to our senior management and directors for service during 2007. The CD&A addresses and explains the numerical and related information contained in the 2007 Summary Compensation Table as well as information regarding executive compensation events and developments in early 2008. Named Executive Officers (“NEOs”) for the purpose of this Information Statement and CD&A consist of our Chief Executive Officer (“CEO”), our current Chief Financial Officer (“CFO”), our former CFO who served in that role until May 1, 2007 and our other executive officers. Our NEOs for 2007 were:

Christopher Gleeson: President and Chief Executive Officer

Lawrence Mehren: Senior Vice President and Chief Financial Officer

Nicholas Malden: Former Senior Vice President and Chief Financial Officer

Hany Massarany: Executive Vice President and Chief Operating Officer

Mark Tucker: Senior Vice President and General Counsel

The Compensation Committee

The Compensation Committee of the Board of Directors (the “Committee”) is responsible for the administration of our compensation programs including setting base salaries of our NEOs and various types of incentive compensation. The Committee oversees all grants of equity-based awards to NEOs. The Committee works closely with internal human resources management and may at its discretion employ outside experts to assist in the structuring and administration of compensation programs. During the latter part of 2006, the Committee engaged Sibson Consulting, a division of Segal Company, to provide guidance on the compensation structure for senior management in 2007. Sibson was engaged by the Committee to advise the Committee in connection with its oversight of the Company’s executive compensation program. In connection with its review, Sibson worked under the direction of the Committee and received input from our Human Resources Department. The findings and recommendations did not propose material changes in the compensation levels of our executives. Additional responsibilities and authorities of the Committee are documented in the Compensation Committee Charter which can be viewed on our website at www.ventanamed.com.

During 2007 four non-employee directors consisting of Thomas Brown, Mark Miller, John Patience, and James Weersing served on the Compensation Committee. Other than John Patience, none of the members of the Compensation Committee has been, or is an officer or employee of Ventana. Mr. Patience’s employment with Ventana ended in 1999.

Compensation Philosophy

The Committee believes that senior management should be compensated based on their individual contributions to the cumulative success of the Company. We believe that a skilled senior management team is essential to the success of the Company and that compensation must be competitive in order to attract and retain such individuals. Accordingly, we compensate our senior management through a mix of base salary, incentive cash bonuses, and grants of equity-based awards designed to be competitive with comparable employers and align management’s incentive with the long-term goals of our stockholders. We reevaluate as necessary each component of compensation and the total of these components for its competitiveness relative to our industry peer group and adjust these amounts as the Committee believes appropriate. The Committee’s primary objective is to ensure that the Company continues to realize stockholder value through attracting and retaining a skilled senior management team.

Targeted Overall Compensation

Our process for setting NEO compensation begins with establishing a target for each executive’s total compensation. This target assumes that each NEO serves the entire year and that the Company achieves goals commensurate with 100 percent of equity and incentive cash bonus being earned. We generally refer to this total compensation as the targeted total direct compensation (“targeted TDC”). Targeted TDC for our NEOs is determined based on the following factors: (i) industry and peer group analysis, (ii) an internal pay equity analysis, (iii) responsibilities, scope, and complexity of the NEO’s position, (iv) judgments concerning the performance of each individual’s past and expected future contributions, and (v) past achievements relative to other executives’ responsibilities and base salary levels. The Committee intends to establish each compensation package to reward senior management for the achievement of various financial measures, primarily those pertaining to the profitable growth of the Company. We believe that establishing a peer group and evaluating compensation against this group ensures that senior management compensation is competitive and fair. A peer group is determined annually by the Committee from a report prepared by SG Cowen of public companies in the medical diagnostics industry with annual revenue between $100 million and $600 million. In 2007 the Committee set the peer group as:

Affymetrix, Inc.	Immucor, Inc.
American Medical Systems Holdings, Inc.	Integra Life Sciences Holdings Corporation
Arrow International, Inc.	Intuitive Surgical, Inc.
Biosite, Inc.	Inverness Medical Innovations, Inc.
Conmed Corporation	Kyphon, Inc.
Datascope Corporation	Mentor Corporation
Digene Corporation	Resmed, Inc.
Donex Corporation DE	Thoratec Corporation
Gen Probe, Inc.	Wright Medical Group, Inc.
Idexx Laboratories, Inc.

In 2007, compensation data was gathered by our Human Resources Department from the public filings of each member of the peer group.

For 2007, the Committee set the targeted TDC for our CEO, Christopher Gleeson, between the 50th and 75th percentile of the peer group. The Committee provided for a range of targeted TDC to provide our CEO with the opportunity to receive above-market compensation through our incentive compensation plans for above-market performance. This targeted TDC consisted of a base salary, an incentive cash bonus (“bonus”), and an equity-based award component as apportioned at the discretion of the Committee. Typically, incentive compensation comprises a larger portion of targeted TDC than base salary to closely align stockholders’ expectations for high growth with the incentives provided to our CEO. Accordingly, we calculated Mr. Gleeson’s targeted TDC for 2007 as the sum of base salary set towards the 25th percentile of the peer group, equity-based awards set at the 50th percentile of the peer group, and incentive bonus set to the level that makes targeted TDC between the 50th and 75th percentiles, assuming 100 percent of the incentive cash bonus is earned. The resulting targeted TDC for Mr. Gleeson in 2007 was $2.2 million. Actual TDC amounts cannot be calculated at this time since the incentive cash bonus and equity-based award components have not been finalized as of the date of this Information Statement. In 2008, Mr. Gleeson’s targeted TDC was increased 4 percent. Assuming 100 percent of the incentive bonus is achieved the resulting targeted TDC for Mr. Gleeson in 2008 is $2.3 million. This compensation structure is intended to motivate and retain Mr. Gleeson, while aligning his incentives with the financial goals of management and the Board of Directors. Ventana anticipates performing a similar analysis as necessary to ensure the compensation of our CEO remains competitive within our rapidly evolving industry.

In 2007, the targeted TDC for the remaining four NEOs was established as a result of an internal pay equity analysis. Similar to the CEO, each NEOs’ total targeted compensation consists of a base salary, an incentive cash bonus, and an equity-based award component. In the calculation of targeted TDC for 2007, the Committee utilized our CEO’s targeted TDC as the benchmark on which the other NEOs’ targeted TDC was based. The Committee’s guiding principle, based on its review of internal pay equity programs from various reports on the subject, was that the differential between the compensation of the CEO and the next most highly compensated executive should generally not be greater than 33 percent. Our internal pay equity program is intended to ensure that CEO compensation, relative to the compensation of other senior management at the Company, is appropriate. In 2007 our second highest targeted TDC was for Mr. Massarany. For 2007, Mr. Massarany’s targeted TDC was set at approximately 67 percent of the CEO’s targeted TDC, or $1.5 million. Mr. Mehren’s targeted TDC for 2007 was set at 58 percent of the CEO’s targeted TDC, or $1.3 million, and such amount was prorated for the period he served during 2007. Mr. Tucker’s targeted TDC for 2007 was set at 44 percent of the CEO’s targeted TDC, or $809,037.

Compensation Components

The major components of our executive compensation program are the following:

• Base Salary	• Equity Awards
• Incentive Cash Bonus	• Other Compensation

Base Salary.  Our goal is to provide our senior management with a level of cash compensation in the form of base salary commensurate with their position and accomplishments. Base salary is set based on guidelines provided by the Committee. These guidelines require that base salary for our CEO is set toward the 25th percentile of the peer group and generally falls within the 25th and 50th percentile. We believe that leaning toward the lower end of our peer group results in our placing more emphasis on performance-based compensation. For 2007, Mr. Gleeson’s base salary fell at the lower end of the 25th to 50th percentile, which is consistent with the Committee’s guidelines. In 2007, Mr. Gleeson agreed that his base pay for all future years he remains at the Company would be $367,500 and that all future base salary increases that otherwise would have been made would be made in the form of equity-based awards. This arrangement is afforded only to our CEO to further align his interests with creating stockholder value while providing him flexibility in personal financial planning.

Base salaries for our other NEOs for 2007 were increased slightly over 2006 levels to a level deemed generally competitive for individuals having similar responsibilities within our peer group. Each NEO’s base salary was determined based on various factors including: (i) our internal pay equity analysis, (ii) number of years of service; (iii) past achievements relative to the other NEOs; and (iv) the Committee’s determination of the value of the NEO’s contribution to achieving the long-term goals of the Company and its stockholders. Despite the wide range of factors influencing each NEO’s base salary, each is evaluated for reasonableness against our peer group. For 2007, each NEO’s base salary fell in between the 25th and 50th percentiles of our peer group based on their relative rank in salary to similar positions within the group. The base salaries for the NEOs are included in the “2007 Summary Compensation Table” on page 20 of this Information Statement. For 2008, base salaries for each of these NEOs will be adjusted as the Committee deems appropriate.

Incentive Cash Bonus.  The incentive cash bonus plan (the “Bonus Plan”) provides eligible employees with an opportunity to earn financial rewards relative to performance against established goals. Financial, strategic, and individual goals are established annually in the beginning of the year with specific levels of achievement that determine the award level to be earned. Eligibility under the Bonus Plan is reserved to those individuals that have the greatest ability to impact the Company’s success.

We believe that investors in our industry look to several key financial metrics when valuing companies. These metrics include profitability, revenue growth, and the efficiency in which capital is deployed. As a result, we heavily weight our Bonus Plan toward the achievement of one or more key financial goals. Typically, additional goals referred to as individual goals are established for non-executives who will earn a portion of their total bonus if the Company achieves the financial measures and another portion if the individual goals are achieved. Individual goals vary by employee and are typically established during performance reviews by supervisors in the beginning of each year and formally agreed to by the employee.

The Bonus Plan established for 2007 was submitted to the Committee by our CEO prior to the Committee’s February 2007 meeting. Our CEO prepared the Bonus Plan after receiving input from the Company’s Finance Department regarding the Company’s past performance and the budget for the following year. The Committee reviewed the proposed 2007 Bonus Plan and provided input to our CEO with respect to the Bonus Plan, and, based on such input, our CEO submitted a revised Bonus Plan to the Committee. The Committee approved the revised Bonus Plan at its February 28, 2007 meeting. Under the Bonus Plan, participants may receive all or a portion of their target bonus based on achievement of corporate and individual goals, except that in the case of Messrs. Gleeson, Massarany, Mehren, Malden, and Tucker the annual bonus is based solely on the Company’s achievement of corporate goals.

Under the 2007 Bonus Plan, the Company needed to achieve a minimum net income or operating income level in order to trigger payments from the bonus pool. The target size of the bonus pool is predetermined when the Bonus Plan is established and the actual size of the bonus pool is set based on the actual level of net income achieved relative to the threshold goal for the executive management team, or operating income achieved relative to the threshold goal for all other eligible employees. The actual size of the bonus pool can range from zero percent to 150 percent of the targeted pool size. The bonus pool is then allocated to eligible employees only upon achieving the corporate goals of revenue growth, net income or operating income growth, or product innovation milestones. Typically corporate goals are aggressive, but attainable. The Committee has the discretion to include or exclude different revenue and expense components comprising operating income, such as special charges.

Cash incentive compensation to be awarded under the 2007 Bonus Plan cannot be calculated at this time since these amounts are based on the achievement of performance goals and the extent of such achievement has not been determined as of the date of this Information Statement. On December 28, 2007, Mr. Mehren received $138,938, which was equal to the target level of his 2007 annual bonus, plus a special bonus in the amount of $50,000 in view of his relocation to the Tucson area and his performance during the Company’s 2007 fiscal year. On that date, Mr. Tucker also received a portion of his 2007 annual bonus in the amount of $10,000. The Company anticipates that the remainder of the cash bonuses will be paid during the first quarter of 2008.

Equity Awards.  We believe that equity-based awards continue to provide an important component of NEO compensation. The Company believes equity-based compensation awards closely align the Company’s overall performance exhibited in its stock price to the motivation of senior management. The Company and Committee also believe that an appropriate mix of cash compensation and equity-based compensation provides a benefit to the Company because equity-based compensation does not require the use of the Company’s working capital. The Company is mindful however that equity-based compensation results in expense to be recorded in accordance with generally accepted accounting principles. Historically, the primary form of equity compensation awarded consisted of non-qualified and incentive stock options. Stock options provide favorable accounting and tax treatments for the Company and provide a form of incentive compensation common among our peer group. In addition to stock options, we have also begun the use of performance unit grants, which can be advantageous to the Company from a tax standpoint and use of working capital resources perspective.

Equity-based grants to NEOs and all other employees are approved by the Committee. Generally, the Committee approves equity-based grants under one of the three following cases: (i) new hire incentive compensation; (ii) periodic employee achievement awards; and (iii) annual grants to senior management. With regard to new hire grants, senior management may extend grants within preestablished guidelines set by the Committee. Approvals of new hire grants may occur prior to the employee’s start date when an employment letter is signed and the amount of time between grant approval and start date is negligible. Employee achievement awards are considered periodically and recommended by managers and submitted for Committee approval at the Committee’s next scheduled meeting. With regard to annual grants made to NEOs, it is generally our practice for the Committee to establish guidelines for these grants during a December or January meeting. For NEOs other than the CEO, the CEO then proposes grants within these guidelines, and the Human Resources Department seeks the formal approval of these grants by the Committee in the next few months thereafter. This timing was selected because it enables us to consider the Company’s prior year performance and our compensation strategies for the new year. The awards are generally made as early as practical in the year in order to maximize the performance focus for the coming year.

Our practice is to determine the targeted dollar amount of equity compensation that we intend to provide at the beginning of the year based on the estimated fair value of equity awards to be granted at the beginning of the following year. We determine the fair value based upon the Black-Scholes valuation model utilizing employee segmentation, expected holding period, stock price volatility, expected forfeiture rate, and risk free rate assumptions.

Through December 31, 2007, stock option and performance units were granted with time based vesting provisions only and do not require specific performance achievement during the vesting period in order to be earned. In the future we may include performance-based vesting provisions. All performance units granted to date vest five years from date of grant, and options vest according to a variety of schedules.

It would be our intention to grant annual equity awards to each of our NEOs based in part on 2007 performance. As of the date of this Information Statement, the amounts are unknown as these awards have not yet been determined. Pursuant to our total compensation strategy which includes a mix of base salary, incentive cash bonus and equity-based awards, we anticipate an equity award range for each NEO to achieve the targeted amounts previously discussed in the section entitled “— Targeted Overall Compensation.”

Pursuant to the Merger Agreement, in lieu of the annual equity-based compensation awards which the Company would have granted to the NEOs and other employees of the Company in February or March of 2008 with respect to 2007 performance, Roche has agreed that, following the Effective Time, bonuses will be granted to the NEOs and other employees in an amount determined in accordance with the principles and practices applied by the Company with respect to its prior annual grants of equity-based compensation. The amount of the bonuses will be recommended by the CEO and agreed to by him and Roche. One-half of each such bonus is to be paid in cash, and, subject to applicable law, one-half of each such bonus is to be paid under an equity plan of Roche or one of its affiliates. The principles, practices and assumptions customarily used by Roche will be utilized for purposes of determining the grants under the Roche equity plan. Both the cash and the equity portion of each such bonus will vest one-third on the first anniversary of the grant, one-third on the second anniversary of the grant and one-third on the third anniversary of the grant. However, any recipient of a bonus whose employment is terminated on or prior to the earlier of December 31, 2008 and the date that is nine months after the Effective Time other than for cause or a performance-based reason will become fully vested in his or her bonus immediately upon such termination.

Other Compensation.  In accordance with our compensation philosophy, we continue to maintain competitive benefits and very limited perquisites for our NEOs. Other compensation for Mr. Mehren is included in the “2007 Summary Compensation Table” on page 20 of this Information Statement. Mr. Mehren received $178,815 in relocation benefits for his relocation to Tucson.

Senior management participates in the Company’s other benefits on the same terms as other employees. These benefits include medical and dental insurance, life insurance, and a 15 percent discount on share purchases through our employee stock purchase program. We believe the perquisites and benefits currently offered our NEOs are consistent with, if not below, the median competitive levels for comparable companies.

Stock Ownership Requirements

The Committee has established minimum ownership of Company Common Stock requirements for members of senior management to further align management’s incentives with those of stockholders. Upon reaching three years tenure with the Company, the CEO must own equity with a value equivalent to one and a half times the CEO’s annual salary and at five years tenure must own equity with a value equivalent to five times the CEO’s annual salary. Executive and Senior Vice Presidents must own equity with a value equal to their annual salary upon reaching three years tenure and must own equity with a value equal to three times their annual salary upon reaching five years tenure. Similarly, Vice Presidents must own equity with a value equal to one half times their annual salary upon reaching three years tenure and must own equity with a value equal to one and a half times their annual salary upon reaching five years tenure. We believe that these ownership requirements are equivalent to those required by comparable companies.

For directors, the minimum ownership policy requires that all directors hold a minimum amount of Company Common Stock equal to the following: (i) $50,000 after one year of tenure; (ii) $150,000 after two years of tenure; (iii) $300,000 after three years of tenure; (iv) $400,000 after four years of tenure; and (v) $500,000 after five years of tenure. We believe these minimum holding requirements are similar to those instituted by companies among our peer group.

Director Compensation

Director compensation is based upon external data obtained from the Frederic W. Cook & Co., Inc. Director Compensation Survey and reports provided by the National Association of Corporate Directors (“NACD”). These sources indicated that companies of our size historically provide compensation to directors of approximately $100,000 per year. The NACD also stated that additional compensation of $10,000 for the audit committee chairperson and $5,000 for the compensation committee chairperson is appropriate. Ventana will continue to pay these recommended levels for director fees and chairperson fees for 2008. Additionally, due to the level of involvement of our current Chairman and Vice Chairman of the Board of Directors above and beyond the prescribed duties of their positions on the Board of Directors, we compensate each with an additional $50,000 per year. All director fees earned are paid in the form of options unless the board member meets the ownership requirements described in the section entitled “— Stock Ownership Requirements” above and makes an election to receive up to 50 percent of these fees in cash. The number of options received for annual fees is calculated by dividing (i) two times the amount of cash compensation to be converted into options by (ii) the average closing price of Company Common Stock during the period from the prior year’s annual meeting through the last trading day before the current annual meeting. The exercise price of the option will be the closing price on the day of grant, which is the annual meeting date. These options vest pro rata in twelve equal monthly installments starting the first day of the month after the annual meeting when the award was made. Any portion of a director’s annual compensation that he or she elects to receive in cash will be paid in twelve equal monthly installments on the same days that the options vest. A director who does not satisfy the applicable minimum ownership requirement may not sell any Company Common Stock, except for a “cashless” exercise of the option sufficient to pay the exercise price of the shares subject to the option and the related taxes.

A new director will receive two stock option grants upon joining the Board of Directors. The first grant, for joining the Board, will be for a number of shares equal to the quotient obtained by dividing (i) four times the amount of the directors’ current cash compensation ($100,000) by (ii) the average closing price of Company Common Stock during the twelve month period ending on the last trading day before the director’s election to the Board. The exercise price of the option will be the closing price on the day of the director’s election. Forty percent of the option shares will cliff vest two years after the new director’s election to the Board and the balance will vest at the rate of 1.67 percent per month thereafter, until fully vested. The new director will also receive a grant reflecting his or her annual compensation as a director. The option will be for a number of shares equal to a pro rata portion of the quotient obtained by dividing (i) two times the amount of the director’s current cash compensation ($100,000) by (ii) the average closing price of shares of Company Common Stock during the twelve month period ending on the last trading day immediately before the director’s election to the Board. The exercise price of the option will be the closing price on the day of the director’s election, and the option will vest on the day of the next annual meeting of Company Stockholders. The pro rata portion means a fraction, the numerator of which is the number of months until the next annual meeting of stockholders and the denominator of which is twelve. The Committee believes that new director grants are an important tool in recruiting and retaining qualified Board members.

Potential Payments upon Termination or Change in Control

Severance.  At the Company’s discretion, and depending on facts and circumstances, Ventana sometimes provides severance payments to terminated employees in exchange for a written release of liability and continued enforcement of nondisclosure and noncompetition activity. The decision to provide a severance payment is based on a number of factors, including the reason for termination of the employee and the need for a smooth transition of employee duties. Employees terminated as a result of business down-sizing typically receive severance payments, while employees terminated for violation of the Company’s Business Conduct guidelines or clear job performance problems do not. Severance payments and agreements are reviewed for appropriateness by our Human Resources and Legal Departments.

On February 26, 2007, Ventana announced that Nicholas Malden, Senior Vice President and CFO, would resign his position effective May 1, 2007. Subsequent to his resignation, Mr. Malden served as an advisor to the Company through December 31, 2007. In connection with Mr. Malden’s departure, he and the Company entered into a separation agreement, pursuant to which Mr. Malden received separation pay amounting to $40,000, which is the lump sum equivalent of eight weeks of his then current base salary. The amount received was determined based on two weeks of pay for the first year of service and one additional week of pay for each completed year of service thereafter. The separation agreement also contains standard liability release, non-competition, non-solicitation and confidentiality provisions. This severance package includes cash compensation only and does not include the acceleration of the vesting of outstanding equity awards.

Ventana entered into an employment agreement with Lawrence Mehren upon his acceptance of the appointment to Senior Vice President and CFO. In the event of Mr. Mehren’s involuntary termination from the Company within his first two years of employment for reasons other than misconduct, Mr. Mehren will be entitled to receive a severance payment equal to one year of his base salary.

We do not have any other employment contracts or similar agreements with any of our NEOs or any other person.

Change in Control.  Our senior management and other employees have built Ventana into the enterprise that it is today, and we believe that it is important to protect them in the event of a change in control. Further, it is our belief that the interests of our stockholders will be best served if the interests of our senior management are aligned with them. We believe that, relative to the overall value of Ventana, these potential change in control benefits would not have a significant impact on such a transaction. Change in control is generally defined in the applicable equity plans and award agreements as a purchase of 51 percent or more of Company Common Stock, a merger or consolidation of the Company where 75 percent of the equity of the Company is held by another entity, or a substantial change or dissolution of the Board of Directors.

In the event of a change in control, the terms of our stock option plans stipulate that several rights would be conveyed to directors, officers, and non-executive employees. In the event of a change in control, all equity awards held by directors and our NEOs would be assumed, or an equivalent award be substituted by the successor corporation at the successor’s preference. All equity awards will fully vest and have the right to be exercised and to the extent that there are restrictions on restricted stock or other equity-based awards, these will lapse. In the event that the successor corporation refuses to assume or substitute for the equity award, the award would fully vest and become exercisable. In addition, for all executive officers that are terminated within a 24 month period from the change in control date their equity awards would fully vest and become exercisable. Pursuant to the terms of our CEO’s and CFO’s equity award agreements, equity awards held by the CEO and CFO would fully vest and become exercisable in the event of a change in control. Pursuant to the terms of our COO’s equity award agreements, any equity awards granted after July 9, 2007 to the COO would fully vest and become exercisable in the event of a change in control, and all earlier awards would fully vest and become exercisable if the COO is terminated within a 24 month period from the change in control date.

In addition, any employee terminated as a result of a change in control would be entitled to receive any benefits that such employee would have been otherwise entitled to receive under our 401(k) plan, although these benefits are not accelerated or increased.

Roche Transaction.  If the Merger occurs, all outstanding equity awards, whether or not vested, will be cancelled, and the holders of such awards will receive cash for their awards based upon the transaction price pursuant to the Merger Agreement.

If the Merger occurs, Roche has agreed to establish a retention plan under which cash retention awards would be granted having a value in the aggregate of not less than $10 million and not more than $15 million. The participants in the plan would include the NEOs and other key employees of the Company recommended by the CEO and agreed to by him and Roche, and the terms of the cash awards, including the vesting thereof, and the amount of the award granted to each of the participants thereunder would be recommended by the CEO and agreed to by him and Roche. In the event that the employment of any participant in the plan is terminated other than for cause or poor performance on or prior to the earlier of (i) December 31, 2008 and (ii) the date that is nine months following the Effective Time, any portion of such retention award which is not then vested would become fully vested and payable as of the date of such termination of employment.

The table below conveys the impact of accelerating all outstanding options for each of our NEOs assuming a hypothetical change in control occurring as of December 31, 2007. The “Number of Unvested Awards Outstanding” column and the “Number of Unvested Options Outstanding” column contain the number of awards and options held by each NEO as of December 31, 2007 which are not vested and would vest under the provisions of our stock option plans and applicable equity award agreements. The “Intrinsic Value if Exercised” column is the total number of unvested awards outstanding and unvested options outstanding multiplied by our stock price of $87.23 as of December 31, 2007.

Change in Control Benefits as of December 31, 2007

		Unvested	Unvested	Intrinsic
		Awards	Options	Value if
		Outstanding	Outstanding	Exercised
Name and Principal Position	Salary	(#)	(#)	($)

Christopher Gleeson	—	4,354	66,383	6,170,389
President and Chief Executive Officer
Lawrence Mehren	285,000	—	66,666	5,815,275
Senior Vice President and Chief Financial Officer
Nicholas Malden	—	—	—	—
Former Senior Vice President and Chief Financial Officer
Hany Massarany	—	15,000	45,165	5,248,193
Executive Vice President and Chief Operating Officer
Mark Tucker	—	11,000	15,000	2,267,980
Senior Vice President and General Counsel

As noted previously, our NEOs will receive certain payments if the Merger occurs. For further information regarding these payments please see the section entitled “— Roche Transaction.”

Taxation Considerations

We have considered the potential impact of Section 162(m) of the Internal Revenue Code adopted under the Federal Revenue Reconciliation Act of 1993. Section 162(m) disallows a tax deduction for publicly held corporations for individual compensation exceeding $1.0 million in any taxable year for any NEO, unless compensation is performance-based. The compensation paid to each of our NEOs is beneath the $1.0 million threshold, and we believe any options granted under our stock option plans will meet the requirements for performance-based compensation under Section 162(m). Therefore, we believe Section 162(m) will not reduce tax deductions available to the Company.

COMPENSATION OF EXECUTIVES

2007 Summary Compensation Table

The following table sets forth all compensation paid to our NEOs through the date of this Information Statement for service during 2006 and 2007. The Company typically grants equity-based compensation awards in February or March with respect to the prior year’s performance. As of the date of this Information Statement, equity-based compensation awards with respect to 2007 have not yet been determined. If the Merger occurs, in lieu of the annual equity-based compensation awards which the Company would have granted to the NEOs and other employees of the Company in February or March of 2008 with respect to 2007 performance, Roche has agreed that, following the Effective Time, bonuses will be granted to the NEOs and other employees in an amount determined in accordance with the principles and practices applied by the Company with respect to its prior annual grants of equity-based compensation. See “Compensation Discussion and Analysis — Compensation Components — Equity Awards.”

Summary Compensation Table

						Non-Equity
				Stock	Option	Incentive Plan	All Other
		Salary(1)	Bonus(2)	Awards(3)	Awards(4)	Compensation(5)	Compensation(6)	Total
Name and Principal Position	Year	($)	($)	($)	($)	($)	($)	($)

Christopher Gleeson	2007	367,500	—	—	598,194	—	4,216	969,910
President and Chief	2006	367,500	—	—	447,064	128,625	2,963	946,152
Executive Officer
Lawrence Mehren	2007	204,981	75,000	—	152,285	138,938	178,815	750,018
Senior Vice President and	2006	—	—	—	—	—	.	—
Chief Financial Officer
Nicholas Malden	2007	262,981	—	—	157,316	—	—	420,297
Former Senior Vice	2006	257,308	—	—	145,774	40,950	—	444,032
President and Chief
Financial Officer
Hany Massarany	2007	327,885	51,622	119,718	257,895	—	—	757,120
Executive Vice President	2006	273,269	—	—	223,094	58,800	—	555,163
and Chief Operating Officer
Mark Tucker	2007	236,562	—	—	135,034	10,000	—	381,596
Senior Vice President and	2006	226,431	—	—	89,784	32,032	—	348,247
General Counsel

(1)	Base salary includes cash compensation, none of which was deferred or converted to equity in lieu of cash.

(2)	On December 28, 2007, the Company paid a special bonus to Mr. Mehren in the amount of $50,000 in view of his performance during the Company’s 2007 fiscal year and a $25,000 sign on bonus for joining the Company. Mr. Massarany received an acceptance bonus in the amount of $51,622 for his July 2007 promotion.

(3)	The amounts shown in this column for 2007 reflect performance units granted in 2007. The amounts are valued based on the amount recognized for financial statement reporting purposes during 2007 pursuant to Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (which we refer to as FAS 123R), except that, in accordance with SEC rules, any estimate for forfeitures is excluded from, and does not reduce, such amounts. See Note 13 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2006 for a discussion of the relevant assumptions used in calculating the 2007 amounts pursuant to FAS 123R.

(4)	The amounts shown in this column for 2007 reflect options granted in 2007. The amounts are valued based on the amount recognized for financial statement reporting purposes during 2007 pursuant to FAS 123R, except that, in accordance with rules of the SEC, any estimate for forfeitures is excluded from, and does not reduce, such amounts. See Note 13 to the Consolidated Financial Statements included in our Annual

Report on Form 10-K for the year ended December 31, 2006 for a discussion of the relevant assumptions used in calculating the 2007 amounts pursuant to FAS 123R.

(5)	As of the date of this Information Statement the amounts to be reported in this column cannot be calculated since the incentive cash bonus components have not been finalized. However, on December 28, 2007, the Company paid a portion of the 2007 non-equity incentive earned by Lawrence Mehren and Mark Tucker, in the amounts of $138,938 and $10,000 respectively.

(6)	Mr. Mehren received $178,815 in relocation benefits for his relocation to Tucson, Arizona.

The Company entered into an employment agreement with Lawrence Mehren upon his acceptance of the appointment to Senior Vice President and CFO. In the event of Mr. Mehren’s involuntary termination from the Company within his first two years of employment for reasons other than misconduct, Mr. Mehren will be entitled to receive a severance payment equal to one year of his base salary. See footnote (1) to the table below for a discussion relating to grants of equity awards to NEOs for 2007 performance.

2007 Grants of Plan-Based Awards

Equity Plan.  The Company’s 2005 Equity Incentive Plan provides for equity-based compensation to be granted to employees. On February 28, 2007, the NEOs were granted stock option awards for service performed in 2006.

2007 Bonus Plan.  The 2007 Bonus Plan provides for a cash bonus to be earned by each NEO upon achieving the stated corporate goals. The potential cash bonuses for fiscal year 2007 to be paid in 2008 at target and maximum performance levels are set forth in the table below.

The following table sets forth certain information with respect to grants under the 2005 Equity Incentive Plan and 2007 Bonus Plan made through the date of this Information Statement.

Grants Under the Corporate Bonus Plan and the Equity Plan for the Year Ended December 31, 2007

						All Other		All Other
						Stock		Option				Grant
						Awards:		Awards:		Exercise		Date Fair
						Number of		Number of		or Base		Value of
		Estimated Future Payouts Under				Shares of		Securities		Price of		Stock and
		Non-Equity Incentive Plan Awards				Stock or		Underlying		Option		Option
	Grant	Threshold	Target	Maximum		Units		Options		Awards		Awards
Name	Date	($)	($)	($)		(#)		(#)		($/Sh)		($)

Christopher Gleeson(1)	2/27/2007	—	440,000	660,000
	2/28/2007							61,928		40.25		1,271,227
	3/2/2007	—	—	—		2,040	(4)					80,376	(4)
	3/2/2007	—	—	—				2,990	(4)	39.40	(4)	60,071	(4)
Lawrence Mehren(1)	2/27/2007	—	138,938	208,407	(2)
Nicholas Malden	2/27/2007	—	39,000	58,500	(3)
	2/28/2007	—	—	—				4,750		40.25		84,123
Hany Massarany(1)	2/27/2007	—	293,000	439,500
	7/9/2007					15,000	(5)					1,197,150
	2/28/2007	—	—	—				43,000		40.25		761,530
Mark Tucker(1)	2/27/2007	—	95,181	142,772	(2)
	2/28/2007	—	—	—				18,000		40.25		318,780

(1)	We intend to grant annual equity awards to each of our NEOs for 2007 performance. However, as of the date of this Information Statement, the amounts of the grants are unknown. The Company anticipates that these grants will be made during the first quarter of 2008. Pursuant to the Merger Agreement, in lieu of the annual equity-based compensation awards which the Company would have granted to the NEOs and other employees of the Company in February or March of 2008 with respect to 2007 performance, Roche has agreed that, following the Effective Time, bonuses will be granted to the NEOs and other employees in an amount determined in accordance with the principles and practices applied by the Company with respect to its prior annual grants of equity-based compensation. The amount of the bonuses will be recommended by the CEO and agreed to by him and Roche. One-half of each such bonus is to be paid in cash, and, subject to applicable law, one-half of each such bonus is to be paid under an equity plan of Roche or one of its affiliates. The principles, practices and assumptions customarily used by Roche will be utilized for purposes of determining the grants under the Roche equity plan. Both the cash and the equity portion of each such bonus will vest one-third on the first anniversary of the grant, one-third on the second anniversary of the grant and one-third on the third anniversary of the grant. However, any recipient of a bonus whose employment is terminated on or prior to the earlier of December 31, 2008 and the date that is nine months after the Effective Time other than for cause or a performance-based reason will become fully vested in his or her bonus immediately upon such termination.

(2)	On December 28, 2007, the Company paid a portion of the 2007 non-equity incentive award earned by Lawrence Mehren and Mark Tucker, in the amounts of $138,938 and $10,000, respectively. We anticipate that the remaining portion of such bonuses will be paid to Mr. Mehren and Mr. Tucker in the first quarter of 2008.

(3)	Nicholas Malden’s non-equity incentive award will be prorated for the period he served as Senior Vice President, Chief Financial Officer and paid according to the terms of the 2007 Bonus Plan.

(4)	Mr. Gleeson elected to receive a performance unit grant equal to 50 percent of the notional value of the bonus of $128,625 earned for 2006 times 1.25 and stock options equal to 50 percent of this notional value times two and divided by the average closing price of shares of Company Common Stock for the 365 days preceding the date of grant of $43.03. The performance units granted were fully vested, and the award will be settled on the earlier of (i) the later of: three years from date of grant or termination of employment or (ii) a change in control of the Company. The options granted were fully vested.

(5)	Mr. Massarany was granted 15,000 performance units on July 9, 2007 in connection with his promotion to Chief Operating Officer.

On February 28, 2007, the Company granted stock options with an exercise price of $40.25 per share. The options vest in 60 monthly installments.

2007 Outstanding Equity Awards at Fiscal Year-End

The following tables set forth option, restricted stock and performance unit awards outstanding as of December 31, 2007 for the NEOs. If the Merger occurs, all outstanding equity awards, whether or not vested, will be cancelled, and the holders of such awards will receive cash for their awards based upon the transaction price pursuant to the Merger Agreement.

							Stock Awards
	Option Awards						Number of	Market Value
	Number of Securities						Shares of	of Shares of
	Underlying Unexercised			Option			Stock That	Stock That
	Options			Exercise	Option		Have Not	Have Not
	Exercisable	Unexercisable		Price	Expiration		Vested	Vested(1)
Name	(#)	(#)		($)	Date		(#)	($)

Christopher Gleeson	5,728			8.94	1/26/2009
	29,098			8.75	4/12/2009
	32,000			11.75	1/1/2010
	9,250			11.75	1/24/2010
	1,166			10.06	1/22/2012
	68,834			10.06	1/22/2012
	20,000			10.06	1/22/2012
	32,854			10.12	1/27/2013
	63,062			10.12	1/27/2013
	8,722	1,216	(2)	10.12	1/27/2013
	84,934			22.37	1/26/2014
	47,000	13,000	(2)	22.37	1/26/2014
	10,000			33.73	12/28/2014
	10,000			35.42	12/28/2014
	10,000			37.19	12/28/2014
	10,000			39.05	12/28/2014
	10,000			41.00	12/28/2014
	11,000			42.41	12/15/2015
	11,000			44.43	12/15/2015
	11,000			46.45	12/15/2015
	11,000			48.47	12/15/2015
	11,000			50.49	12/15/2015
	1,801			35.95	3/3/2016
	10,321	51,607	(3)	40.25	2/28/2017
	2,990			39.40	3/2/2017
	1,120	560	(4)	41.80	4/2/2017
							1,230 (7)	107,293
							2,040 (8)	177,949
							1,084 (9)	94,557
Lawrence Mehren		9,280	(5)	43.10	4/5/2017
		50,720	(5)	43.10	4/5/2017
		6,666	(5)	51.00	5/23/2017
Nicholas Malden	31,966			10.00	1/30/2008	(6)
	8,472			10.06	2/29/2008	(6)
	9,917			10.12	2/29/2008	(6)
	2,295			10.12	2/29/2008	(6)
	22,043			22.37	2/29/2008	(6)
	1,457			22.37	2/29/2008	(6)
	12,764			22.37	2/29/2008	(6)
	5,000			41.00	2/29/2008	(6)
	4,000			48.47	2/29/2008	(6)
	4,000			50.49	2/29/2008	(6)
	3,958			40.25	2/29/2008	(6)

						Stock Awards
	Option Awards					Number of		Market Value
	Number of Securities					Shares of		of Shares of
	Underlying Unexercised			Option		Stock That		Stock That
	Options			Exercise	Option	Have Not		Have Not
	Exercisable	Unexercisable		Price	Expiration	Vested		Vested(1)
Name	(#)	(#)		($)	Date	(#)		($)

Hany Massarany	10,955			12.25	1/24/2010
	7,982			10.06	1/22/2012
	22,140			10.06	1/22/2012
	3,957			10.12	1/27/2013
	16,172	666	(2)	10.12	1/27/2013
	30,754	3,832	(2)	22.37	1/26/2014
	580	4,834	(2)	22.37	1/26/2014
	15,292			22.37	1/26/2014
	6,200			33.73	12/28/2014
	6,200			35.42	12/28/2014
	6,200			37.19	12/28/2014
	6,200			39.05	12/28/2014
	6,200			41.00	12/28/2014
	7,000			42.41	12/15/2015
	7,000			44.43	12/15/2015
	7,000			46.45	12/15/2015
	7,000			48.47	12/15/2015
	7,000			50.49	12/15/2015
	7,167	35,833	(3)	40.25	2/28/2017	15,000	(10)	1,308,450
Mark Tucker						11,000	(11)	959,530
	3,600			42.41	12/15/2015
	3,600			44.43	12/15/2015
	3,600			46.45	12/15/2015
	3,600			48.47	12/15/2015
	3,600			50.49	12/15/2015
	18,000	(3)		40.25	2/28/2017

(1)	The “Market Value of Shares of Stock That Have Not Vested” column is calculated using the closing price of shares of Company Common Stock on December 31, 2007 of $87.23 multiplied by the number of shares issuable upon vesting of the performance unit or restricted stock award.

(2)	Options granted in 2003 and 2004 vest over a five-year period from the date of grant, with one fifth cliff vesting 12 months after the grant date and the remaining four fifths vesting in 48 equal monthly installments.

(3)	Options granted in February 2007 vest over a five-year period in 60 equal monthly installments.

(4)	Options granted in April 2007 vest over a one-year period in 12 equal monthly installments.

(5)	Represents new employee option grants, which vest over a five-year period from the date of grant, with two fifths cliff vesting 24 months after the grant date and the remaining three fifths vesting in 36 equal monthly installments.

(6)	Mr. Malden’s last day as an advisor to the Company was December 31, 2007. Pursuant to the terms of Mr. Malden’s options, he has 30 calendar days from his last day of service to exercise all grants made prior to January 1, 2002 and 60 calendar days from his last day of service to exercise all grants made after January 1, 2002.

(7)	This outstanding performance unit award will be settled on the earlier of (i) the later of (a) three years from the date of grant or March 3, 2009 or (b) termination of employment or (ii) a change in control of the Company.

(8)	This outstanding performance unit award will be settled on the earlier of (i) the later of (a) three years from the date of grant or March 2, 2010 or (b) termination of employment or (ii) a change in control of the Company.

(9)	This outstanding performance unit award will be settled on the earlier of (i) the later of (a) three years from the date of grant or April 2, 2010 or (b) termination of employment or (ii) a change in control of the Company.

(10)	This outstanding performance unit award fully vests on July 9, 2012 pursuant to the five-year cliff vesting provisions of the grant. If Mr. Massarany terminates employment before July 9, 2012, the award will be forfeited.

(11)	This outstanding restricted stock unit award fully vests on March 11, 2015 pursuant to the five-year cliff vesting provisions of the grant. If Mr. Tucker terminates employment before March 11, 2015, the award will be forfeited.

Option Exercises and Stock Vested

The following table sets forth information concerning option exercises during 2007 by the NEOs.

Option Awards
	Number of	Value
	Shares Acquired	Realized
	on Exercise	on Exercise(1)
Name	(#)	($)

Christopher Gleeson	—	—
Lawrence Mehren	—	—
Nicholas Malden	35,760	1,821,686
Hany Massarany	—	—
Mark Tucker	—	—

(1)	The “Value Realized on Exercise” column is calculated by multiplying the difference between the exercise price and the market price on the day of exercise by the number of shares acquired upon exercise.

COMPENSATION OF DIRECTORS

For service in 2007, members of the Board of Directors received a number of options calculated by multiplying their annual retainer of $100,000 by two and then dividing by the preceding twelve month average closing price of Company Common Stock. These options, which vest monthly over twelve months from the date of grant, were granted on May 22, 2007 at an exercise price of $51.32. For their service on the Board of Directors as Chairman and Vice Chairman, respectively, Jack Schuler and John Patience each received an additional $50,000 retainer. For his service on the Board of Directors as Chairman of the Audit Committee, Rod Dammeyer received an additional $10,000 retainer. Mark Miller received an additional $5,000 retainer for serving as the Chairman of the Compensation Committee. All of these additional retainers were also converted to options pursuant to the formula described above. Directors who are employees of the Company are not separately compensated for their service on the Board of Directors. No other compensation was paid to members of the Board of Directors during 2007.

The following table shows the number of options granted to members of the Board of Directors to retain their service for 2007.

		Grant Date Fair Value
	Option	of Stock and Option
	Awards	Awards(2)	Total(3)
Name(1)	(#)	($)	($)

Thomas Brown	4,583	125,828	142,816
Rod Dammeyer	5,042	138,430	84,114
Edward Giles	4,583	125,828	76,457
Thomas Grogan(4)	—	—	—
Mark Miller	4,813	132,143	80,294
John Patience	6,875	199,786	121,396
Jack Schuler	6,875	199,786	121,396
James Weersing	4,583	125,828	76,457

(1)	As of December 31, 2007, each director held the following number of outstanding options to purchase Company Common Stock: Thomas Brown 48,114; Rod Dammeyer 37,453; Edward Giles 115,724; Thomas Grogan 212,097; Mark Miller 128,954; John Patience 694,958; Jack Schuler 564,958; and James Weersing 81,209.

(2)	This column includes the grant date fair value as determined for financial reporting purposes under SFAS 123(R). See Note 13 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2006 for a discussion of the relevant assumptions used in calculating the 2007 amounts pursuant to FAS 123R.

(3)	This column contains the compensation expense recorded for the year ended December 31, 2007 associated with options granted to each director in 2007 and in prior years. See Note 13 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2006 for a discussion of the relevant assumptions used in calculating the 2007 amounts pursuant to FAS 123R.

(4)	Dr. Grogan receives equity-based awards as an employee and does not receive additional compensation as a director.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of our executive officers serves on the board of directors or compensation committee of a company that has an executive officer that serves on our Board of Directors or Compensation Committee. Similarly, no member of our Board of Directors is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company. No interlocking relationship exists, or in the past fiscal year has existed, between any member of our compensation committee and any member of any other company’s board of directors or compensation committee.

CERTAIN RELATIONSHIPS AND TRANSACTIONS WITH RELATED PERSONS

The Company’s written Business Conduct Guidelines, which have been approved by the Board of Directors, prohibit financial conflicts of interest including related party transactions. The Company did not enter into any related party transactions during 2007.

REQUIREMENTS AND PROCEDURES FOR SUBMISSION OF NOMINATIONS OF DIRECTORS BY STOCKHOLDERS

Our Bylaws provide that written notice of proposed stockholder nominations for the election of directors at the annual meeting of Company Stockholders must be received by the Company at its offices at 1910 East Innovation Park Drive, Tucson, Arizona 85755, Attn: General Counsel, no later than 120 calendar days prior to the anniversary of the mail date of the previous proxy statement.

STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

You may communicate with the members of the Board of Directors by writing to Ventana Medical Systems, Inc., 1910 East Innovation Park Drive, Tucson, Arizona 85755, Attn: General Counsel. Ventana has not adopted formal procedures by which stockholders may communicate directly with directors, because the Company believes that its current process, wherein any communication sent to the Board of Directors in care of the General Counsel is forwarded to all members of the Board of Directors, has adequately served the needs of the Board of Directors and stockholders. There is no screening process, and all communications received by the General Counsel for the Board of Directors’ attention will be forwarded to the Board of Directors.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10 percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Company Common Stock and other equity securities of the Company. Officers, directors, and greater than 10 percent stockholders are required by SEC regulations to furnish us with copies of all Forms 3, 4, and 5 they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2007, all of our officers, directors, and greater than 10 percent beneficial owners were in compliance with Section 16(a) filing requirements, except that on January 28, 2008, Thomas Grogan, one of our directors, reported that his Section 16(a) filings do not reflect an additional 3,340 shares of Company Common Stock beneficially owned by him. The Company and Dr. Grogan are investigating this matter, and Dr. Grogan expects to file a Form 3 or Form 4, as appropriate, to address this matter.